MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

27 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


06018914

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 27th of November 2006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

27 November 2006

MyTravel Group plc

Following recent press speculation, MyTravel Group plc confirms that, following an approach it made to First Choice Holidays, it is in discussions with First Choice Holidays regarding the possible acquisition of First Choice's Mainstream business and certain related operations.

The MyTravel Board believes that this is an opportunity which could deliver significant value to both First Choice and MyTravel shareholders given the value of potential synergies and other consolidation benefits.

Any offer by MyTravel would be in cash, financed through a mixture of new debt and equity. MyTravel is prepared to consider including the issue of equity to First Choice shareholders as part of its offer.

Discussions are at an early stage and there is no certainty that any transaction will occur.

Ends

Enquiries:

Brunswick 020 7404 5959
Fiona Antcliffe
Conor McClafferty